UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 12, 2022

YUMANITY THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37695	20-8436652
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Guest Street, Suite 4410 Boston, MA		02135
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 409-5300

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	YMTX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously disclosed, on June 5, 2022, Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”). Concurrently with the execution of the Asset Purchase Agreement, on June 5, 2022, Yumanity entered into an Agreement and Plan of Merger with Kineta, Inc., a Washington corporation (“Kineta”), and Yacht Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Yumanity.

On September 12, 2022, Kineta issued a press release announcing its participation in the H.C. Wainwright 24th Annual Global Healthcare Conference, to be held as a hybrid event on September 12-14, 2022. The press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished, shall not be deemed “filed” for any purpose, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Important Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has not yet become effective. Yumanity will mail the definitive proxy statement/prospectus to the Yumanity securityholders, and the securities may not be sold or exchanged until the Registration Statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the Registration Statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions.

Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be set forth in the definitive proxy statement/prospectus and any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit furnished herewith contain forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Important Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated September 12, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2022	Yumanity Therapeutics, Inc.

	By:	/s/ Richard Peters
	Name:	Richard Peters
	Title:	President & Chief Executive Officer

Exhibit 99.1

Kineta Announces Participation in the H.C. Wainwright 24th Annual Global Healthcare Conference

Seattle, WA — (September 12, 2022) Kineta, Inc. (“Kineta” or the “Company”), a clinical-stage biotechnology company focused on the development of novel immunotherapies in oncology, announced today that it will be featured as a presenting company at the H.C. Wainwright 24th Annual Global Investment Conference. The conference is being held as a hybrid event on September 12-14, 2022. The in-person venue for the event is the Lotte New York Palace Hotel in New York City. Virtual participation will be staged simultaneously with over 500 company presentations scheduled as live feed or available on-demand.

Shawn Iadonato, Ph.D., Kineta’s Chief Executive Officer, will provide a corporate update and overview of KVA12.1, Kineta’s IND-ready VISTA blocking immunotherapy that is scheduled to initiate a Phase 1 clinical trial in the fourth quarter of 2022.

Event: H.C. Wainwright 24th Annual Global Investment Conference (Hybrid Conference)

Date: September 12-14, 2022

Time: 7:00 A.M. Eastern Time

Location: Virtual webcast to start on-demand on September 12, 2022 at 7:00 A.M. Eastern Time

Participants may access the webcast of the event through the following link: https://journey.ct.events/view/54d1d52b-9a16-453d-a34a-010235061f02

The webcast can also be accessed in the Investors section of the Kineta website at www.kinetabio.com. The webcast replay will be available shortly after the conclusion of the event for 30 days.

####

Kineta is a clinical-stage biotechnology company with a mission to develop next generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity with an intent to develop first or best-in-class immunotherapies that address the major challenges with current cancer therapy. For more information on Kineta, please visit www.kinetabio.com, and follow Kineta on Twitter, LinkedIn and Facebook.

PiiONEER™ Platform is focused on developing fully human monoclonal antibodies that target novel innate immune pathways. It was designed for the discovery and development of first or best-in-class immunotherapies that address the major challenges with cancer immune resistance to current therapies. Utilization of the PiiONEER™ Platform results in novel, well-characterized lead antibody therapeutics that can be efficiently advanced into formal IND-enabling and clinical studies.

KVA12.1 is a potential best-in-class VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment. It is a fully human engineered IgG1 monoclonal antibody that was designed to bind to VISTA through a unique epitope. KVA12.1 may be an effective immunotherapy for many types of cancer including NSCLC (lung), colorectal, renal cell carcinoma, head and neck, and ovarian. These initial target indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12.1.

Anti-CD27 mAb program: Kineta has developed a diverse set of anti-CD27 agonist antibodies. They are fully human monoclonal antibodies (mAbs) that demonstrate low nanomolar (nM) binding affinity to CD27 in humans. In preclinical studies, Kineta’s selected lead anti-CD27 agonist mAbs induce T cell proliferation and secretion of cytokines involved in T cell priming and recruitment, demonstrating the ability to potentiate new anti-tumor responses.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material with respect to the proposed transactions between Yumanity Therapeutics, Inc. (“Yumanity”) and Kineta and between Yumanity and Janssen Pharmaceutica NV (“Janssen”). In connection with the proposed transactions, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 29, 2022 a registration statement on Form S-4 (“the Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has not yet become effective. Yumanity will mail the definitive proxy statement/prospectus to the Yumanity securityholders, and the securities may not be sold or exchanged until the Registration Statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity, Kineta and the proposed transactions. This press release is not a substitute for the Registration Statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions.

Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be set forth in the definitive proxy statement/prospectus and any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including, without limitation, statements regarding Kineta’s plans for pre-clinical and clinical studies, regulatory filings, investor returns and anticipated drug effects in human subjects; statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; and other statements that are not historical in nature. You are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties inherent in Kineta’s business which could significantly affect expected results, including, without limitation, progress of drug development, ability to raise capital to fund drug development, clinical testing and regulatory approval, developments in raw material and personnel costs and legislative, fiscal and other regulatory measures. All forward-looking statements are qualified in their entirety by this cautionary statement. Except as required by law, Kineta undertakes no obligation to revise or update any forward-looking statement to reflect events or circumstances after the issuance of this press release.

Contact:

Jacques Bouchy

jbouchy@kineta.us

(206) 378-0400

Source: Kineta, Inc.